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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____AND ENDING _____12/31/05_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bluffview Capital, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

100 Crescent Court, Suite 500
_____
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
_____
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
FEB 27 2006
WASH. D.C. 203
PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Phyllis Riggins__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bluffview Capital, LP__ , as of __December 31__ , 2005, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

KIM WILSON
Notary Public, State of Texas
My Commission Expires
April 09, 2009

Signature

Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Partners' capital or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUFFVIEW CAPITAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

BLUFFVIEW CAPITAL, LP

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bluffview Capital, LP

We have audited the accompanying statement of financial condition of Bluffview Capital, LP, (a limited partnership) (the "Partnership") as of December 31, 2005, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluffview Capital, LP, as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 24, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

BLUFFVIEW CAPITAL, LP
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 472,608
Accounts receivable	56,669
Investment in limited partnership	50,000
Property, equipment and leasehold improvements– net	91,946
Other assets	31,986
	$ 703,209

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 112,543
Liabilities subordinated to claims of general creditors – related party	300,000
	412,543
Partners' capital	290,666
	$ 703,209

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Fee income	$ 619,582
Interest income	4,998
	624,580
Expenses	
Compensation and benefits	1,087,553
Communications	29,949
Occupancy and equipment costs	220,994
Promotional costs	24,213
Regulatory fees and expenses	6,219
Other expenses	101,270
	1,470,198
Income (loss) before income tax expense	(845,618)
Income tax expense	-0-
Net income (loss)	$ (845,618)

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2005

	General Partner	Limited Partner	Total
Balances at December 31, 2004	$ 193	$1,136,091	$1,136,284
Net income (loss)	(85)	(845,533)	(845,618)
Balances at December 31, 2005	$ 108	$ 290,558	$ 290,666

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$ -0-
Increases	300,000
Decreases	-0-
Balance at December 31, 2005	$ 300,000

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities

Net income (loss)	$ (845,618)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	24,158
Change in operating assets and liabilities:	
Decrease in accounts receivable	217,175
Decrease in accounts payable and accrued expenses	(885,482)
Net cash provided (used) by operating activities	(1,489,767)

Cash flows from investing activities

Purchase of property and equipment	(3,633)
Net cash provided (used) by investing activities	(3,633)

Cash flows from financing activities

Increase in liabilities subordinated to claims of general creditors	300,000
Net cash provided (used) by financing activities	300,000
Net decrease in cash	(1,193,400)
Cash at beginning of year	1,666,008
Cash at end of year	$ 472,608

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 12,345
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Bluffview Capital, LP (the "Partnership") was formed under the laws of the State of Texas. The Partnership consists of a managing general partner, and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. As well, the general partner will determine the aggregate amounts and the times any distributions will be made. The limited partner is not personally liable for any obligations of the Partnership and its capital account cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Partnership operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is engaged in a single line of business as a securities broker-dealer, dealing in mergers, acquisitions, and the private placement of securities. Substantially all of the Partnership's business is conducted with customers located in the United States.

Fee income includes income earned for services provided relating to consulting, placements, and mergers and acquisitions.

Investment in limited partnership is carried at cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 -   Summary of Significant Accounting Policies, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Partnership had net capital of approximately $360,066 and net capital requirements of $7,507. The Partnership's ratio of aggregated indebtedness to net capital was .31 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 -   Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 -   Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements and related accumulated amortization/depreciation is as follows.

	Cost	Accumulated Amortization/ Depreciation	Net
Property, equipment and leasehold improvements	$ 204,717	$ 112,771	$ 91,946

Amortization/depreciation expense for the year ended December 31, 2005 was $24,158 and is shown in occupancy and equipment cost.

Note 5 -   Employee Benefits

The Partnership has a 401(k) Profit Sharing Plan, whereby all employees may voluntarily contribute up to 25% of compensation subject to a maximum of $14,000. The Partnership may contribute up to 100% of the employee's contribution. Employee's vest into the employer contribution over 2 years. The Partnership contributed $-0- to the plan for the year ending December 31, 2005.

Note 6 -   Concentration Risk

At December 31, 2005, and at various other times throughout 2004, the Partnership had cash balances in excess of Federally insured limits. Cash accounts at banks are insured by the FDIC up to $100,000.

Note 7 -   Lease Commitments

The Partnership has entered into a long-term lease commitment for office space and equipment rental. The aggregate future minimum rentals under these operating lease agreements are summarized as follows:

Year Ending December 31,	Office Space	Equipment Rental	Total
2006	$ 129,551	$ 2,509	$ 132,060
2007	133,833	-0-	133,833
2008	102,784	-0-	102,784
	$ 366,168	$ 2,509	$ 368,677

Rent expense for office space and equipment rental was $100,974 and $11,145, respectively, for the year ended December 31, 2005. The Company has a lease deposit of $31,986 which is included in the financial statements as other assets.

Note 8 -   Subordinated Borrowings - Related Party

Borrowings under subordination agreements at December 31, 2005 are as follows:

Subordinated note to related party -
9.55% due August 30, 2008 $ 300,000

Note 8 -   Subordinated Borrowings - Related Party, continued

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid the related party was $12,345 for the year ended December 31, 2005.

Note 9 -   Liquidity

The Company has sustained a substantial operating loss. The Company has been able to maintain adequate liquidity through the injection of capital and through the issuance of subordinated debt. As stated in Note 2, the Company had net capital of $360,066 as of December 31, 2005. At that date, the Company had cash and receivables in excess of liabilities of over $529,277. Management believes that this liquidity will be more than adequate to finance any anticipated losses to be incurred during 2006.

Management had taken steps to reduce operating losses. Management also believes that it will be able to attract additional capital as needed during 2006. There are no assurances that management will be able to reduce expenses or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

<u>BLUFFVIEW CAPITAL, LP</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$	290,666
Add:			
Liabilities subordinated to claims of general creditor			300,000
Total capital and allowable subordinated liabilities			590,666
Deductions and/or charges			
Non-allowable assets:			
Accounts receivable	$ 56,669		
Investment in limited partnership	50,000		
Property, equipment and leasehold improvements, net	91,945		
Other assets	31,986		(230,600)
Net capital before haircuts on securities positions			360,066
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			-0-
Net capital		$	360,066

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	112,543
Total aggregate indebtedness	$	112,543

BLUFFVIEW CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,507
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 7,507
Net capital in excess of required minimum	$ 352,559
Excess net capital at 1000%	$ 348,812
Ratio: Aggregate indebtedness to net capital	.31 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

<u>BLUFFVIEW CAPITAL, LP</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Bluffview Capital, LP

In planning and performing our audit of the financial statements and supplemental information of Bluffview Capital, LP (the "Partnership"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the general partner, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

C7f 6.2?P

CF & Co., L.L.P.

Dallas, Texas
January 24, 2006